Exhibit (d)(9)(iii)

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1, dated as of December 13, 2004 (“Amendment No. 1”), to the Amended and Restated Investment Advisory Agreement dated as of July 31, 2003, between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or the “Manager”) and J.P. Morgan Investment Management, Inc., a Delaware corporation (the “Adviser”).

AXA Equitable and the Adviser agree to modify the Amended and Restated Investment Advisory Agreement, dated as of July 31, 2003 (“Agreement”) as follows:

1. New Portfolio. AXA Equitable hereby appoints the Adviser as the investment adviser to the EQ/JP Morgan Value Opportunities Portfolio on the terms and conditions contained in the Agreement.

2. Portfolio. AXA Equitable hereby reaffirms its appointment of the Adviser as the investment adviser for the EQ/J.P. Morgan Core Bond Portfolio on the terms and conditions set forth in the Agreement.

3. Duration. Section 9 of the Agreement is replaced in its entirety as follows:

(a) The Agreement became effective with respect to the EQ/J.P. Morgan Core Bond Portfolio on July 31, 2003 and will become effective with respect to the EQ/JP Morgan Value Opportunities Portfolio on the date of this Amendment No. 1.

(b) The Agreement will continue in effect with respect to the EQ/J.P. Morgan Core Bond Portfolio until July 31, 2005 and may be continued thereafter pursuant to subsection (d) below.

(c) The Agreement will continue in effect with respect to the EQ/JP Morgan Value Opportunities Portfolio until December 13, 2006 and may be continued thereafter pursuant to subsection (d) below.

(d) With respect to each Portfolio, this Agreement shall continue in effect annually after the date specified in subsection (b) or (c), as the case may be, only so long as such continuance is specifically approved at least annually either by the Board of Trustees or by a majority of the outstanding voting securities of the Portfolio, provided that in either event such continuance shall also be approved by the vote of a majority of the Trustees of EQ Advisors Trust (“Trust”) who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (“1940 Act”)) (“Independent Trustees”) of any party to the Agreement cast in person at a meeting called for the purpose of voting on such approval.

4. Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

AXA EQUITABLE LIFE INSURANCE COMPANY			J.P. MORGAN INVESTMENT MANAGEMENT, INC.

By:	/s/ Steven M. Joenk		By:	/s/ Aimee Marcus
	Name:	Steven M. Joenk		Name:	Aimee Marcus
	Title:	Senior Vice President		Title:	Vice President

AMENDMENT NO. 1

APPENDIX A TO THE AMENDED

AND RESTATED INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee

EQ/J.P. Morgan Core Bond Portfolio	0.30% of the Portfolio’s daily net assets up to and including $125 million; 0.25% of the Portfolio’s average daily net assets over $125 million and up to and including $200 million; 0.22% of the Portfolio’s average daily net assets over $200 million and up to and including $350 million; and 0.15% of the Portfolio’s average daily net assets in excess of $350 million.

EQ/JP Morgan Value Opportunities Portfolio	0.40% of the Portfolio’s average daily net assets up to and including $50 million; 0.35% of the Portfolio’s average daily net assets over $50 million and up to and including $150 million; and 0.30% of the Portfolio’s average daily net assets in excess of $150 million.

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